[LOGO] TENON
       Wood Solutions to the World                    Media Release

TO:   THE BUSINESS EDITOR
From: Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
      Telephone: 64-9-571 9846
      Fax:       64-9-571 9872


Please note: If you do not receive 10 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.


Information on Tenon Limited can be found at http://www.tenon.co.nz.


                STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)

================================================================================

               HALF YEAR RESULTS ANNOUNCEMENT TO 31 DECEMBER 2004


AUCKLAND, 11 February 2005 - Tenon today reported operating earnings for the six months ended December 2004 of $28 million, compared with $25 million recorded in the corresponding six months to December 2003.

Commenting on the result the Chief Executive, John Dell, said, "We are obviously very pleased with the strong performance for the first six months. The business delivered earnings growth in a challenging business environment. The adverse impact of foreign exchange rates, period over period, negatively impacted operating earnings by $14 million, so the headline result masks strong underlying operating earnings growth."

Highlights during the six month period included:

o Solid earnings contribution from our US distribution businesses, The Empire Company ("Empire") and American Wood Mouldings ("AWM")

o Continued strong domestic and Australian demand for lumber products and strong first quarter USA product prices

o Commenced upgrade at the Kawerau sawmill and completed improvements at the Mount Maunganui Plywood plant

o Announcement of the second capital return of $321 million which equates to $1.15 per existing share

o Conditional agreement to sell the Structural Consumer Solutions business to Carter Holt Harvey Limited ("CHH") for $165 million plus working capital movements

The net profit after taxation for the six months to December 2004 was $17 million compared to a $26 million loss for December 2003. The prior year loss included a loss from discontinued activities of $46 million.

OPERATING PERFORMANCE

Operating revenue for the period totalled $367 million, up $155 million (73%) on the corresponding six months to December 2003. The increase was driven by the consolidation of Empire for the full six month period, increased sales volumes to the domestic and Australasian markets, and the inclusion of arising grade log sales that were previously included within discontinued forestry activities.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") for the six months to December 2004 were $36 million, compared to $32 million for the six months to December 2003. The average NZ / US dollar and NZ / Australian dollar exchange rates during the six months to December 2004 were $0.6756 and $0.9223 compared to $0.6036 and $0.8810 respectively for the six months to December 2003. The earnings impacts of these currency movements were not mitigated by hedging activities (2003: $6 million pre-tax gain).

EBITDA for the Structural Consumer Solutions segment was $11 million for the current period, compared to $13 million for the prior year corresponding period and $8 million for the six months to June 2004. Sales prices remained firm, however, increased log prices over the prior comparative period reduced earnings.

EBITDA for the Appearance Consumer Solutions segment was $27 million for the current period, compared to $13 million for December 2003 and $24 million for the six months to June 2004. Earnings were adversely impacted by the strong NZ dollar, however, this was offset in the first quarter by strong Moulding and Better sales prices (USD1,355 per mbf). Earnings were also enhanced by the consolidation of Empire for the full six month period, compared to two months in the comparative period to December 2003. Continued revenue growth within Tenon's US distribution companies increased underlying US dollar earnings.

Included within the current period EBITDA is a charge of $6 million for Support Services costs, interest income of $6 million and foreign exchange losses of $2 million. In the comparative period to December 2003, EBITDA included a foreign exchange gain of $6 million while Support Service costs were included within discontinued activities.


CASH FLOWS

Net cash from operating activities for the six months to December 2004 was $4 million, down from $9 million in the corresponding period to December 2003 due to increased investment in working capital.

Cash applied to working capital of $21 million supported revenue growth at Empire, an increased proportion of longer lead time export debtors within Structural Consumer Solutions, additional safety stock at Kawerau sawmill in advance of the commissioning of the front-end upgrade project and higher inventory levels in the USA.

The company invested $10 million of capital expenditure during the period, primarily for the Kawerau sawmill front-end upgrade project ($7 million) and the log pre-conditioning upgrade at the Mount Maunganui Plywood plant ($1 million). The Kawerau sawmill front-end upgrade is in the final stages of commissioning, while the log pre-conditioning upgrade was successfully commissioned in October 2004.

The company has net cash of $200 million as at 31 December 2004, including the debt owed by Empire of $14 million.


CAPITAL RETURN

On 22 December 2004, shareholders approved a capital return of $321 million by cancellation of three out of every four shares on issue and payment of $1.5333 per share cancelled which equates to $1.15 per share prior to cancellation. Shareholders of record at 5:00 pm on Wednesday 16 February 2005 are entitled to the payment, which is expected to be made on or around 23 February 2005.


STRUCTURAL CONSUMER SOLUTIONS REVIEW

Following credible unsolicited approaches in relation to the Structural Consumer Solutions business, the company undertook a strategic review that resulted in a conditional agreement to sell the Structural Consumer Solutions business to CHH for $165 million plus working capital movements, all payable in cash. Including additional working capital to be released from log procurement, the cash to be received will increase to approximately $170 million. The agreement is subject to the completion of the Kawerau Sawmill front-end upgrade project and other standard commercial conditions. Settlement is expected to occur in the first quarter of calendar 2005.


MARKET OUTLOOK / FINANCIAL GUIDANCE

It is expected that while the company's underlying EBITDA for the full year will be in the range of $60 - $64 million (before accounting for the sale of the Structural Consumer Solutions business), the composition of earnings will change. It is anticipated that the Appearance Consumer Solutions business' earnings will be lower than forecast in the Target Company Statement released on 12 May 2004, that assumed a NZ / US dollar exchange rate of NZD1.00 = USD0.60, offset by improved earnings from the Structural Consumer Solutions business and interest income.

The company will provide further earnings guidance, following the sale of the Structural business becoming unconditional, to reflect the impact of the sale on the full year's result.

Segmental Volume Information

--------------------------------------------------------------------------------------------------
Sales Volumes
(000m3)     Six months to                   Dec 2004            Jun 2004           Dec 2003
--------------------------------------------------------------------------------------------------
Manufactured Product Sales
Solid Lineal Mouldings                             16                  18                 13

Laminated and Finger-Jointed Product
      Appearance                                    0                   0                  7
      Structural                                   37                  33                 32

Lumber and Roundwood
      Appearance                                   77                  69                 74
      Structural                                  235                 222                208
--------------------------------------------------------------------------------------------------
Total                                             365                 342                334
Third Party Lumber Trading                         15                  15                 17
--------------------------------------------------------------------------------------------------
Total                                             380                 357                351
--------------------------------------------------------------------------------------------------

Tenon Limited and Subsidiaries

Statement of Financial Performance (unaudited)

                                                                              Six Months   Year Ended  Six Months
                                                                       Note     Dec 2004    June 2004    Dec 2003
                                                                                    NZ$m         NZ$m        NZ$m
Operating Revenue                                                        2          367          556         212
Operating Expenses                                                                 (339)        (506)       (187)
Unusual Items                                                            3                        (2)
--------------------------------------------------------------------------------------------------------------------
Operating Earnings                                                                   28           48          25
Funding Costs                                                            4           (1)          (2)
--------------------------------------------------------------------------------------------------------------------
Earnings before Taxation                                                             27           46          25
Taxation                                                                             (7)         (11)         (4)
--------------------------------------------------------------------------------------------------------------------
Earnings after Taxation                                                              20           35          21
Minority Interest                                                                    (3)          (3)         (1)
--------------------------------------------------------------------------------------------------------------------
Net Earnings from Continuing Operations                                              17           32          20
Net Earnings from Discontinued Operations                                                        (74)        (46)
--------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                         17          (42)        (26)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


Per Share Information - Continuing Operations:
Basic and Diluted Net Earnings per Share (cents)                                    6.1         11.5         7.2
Net Assets per Share ($)                                                           1.72         1.69        1.49
Basic and Diluted Weighted Average Number of Shares Outstanding
   (millions of shares)                                                             279          279         279
Shares used for Net Assets per Share
   (millions of shares)                                                             279          279         558

Tenon Limited and Subsidiaries

Statement of Movements in Equity (unauditied)

                                                                                             Six        Year          Six
                                                                                          Months       Ended       Months
                                                                                        Dec 2004   June 2004     Dec 2003
                                                                                            NZ$m        NZ$m         NZ$m
Net Earnings for the year, comprising:
Net Earnings from Continued Operations
   Parent Shareholders' Interest                                                              17          32          20
   Minority Interest                                                                           3           3           1
Net Earnings from Discontinued Operations
   Parent Shareholders' Interest                                                                         (74)        (46)
   Minority Interest                                                                                      (1)
----------------------------------------------------------------------------------------------------------------------------
                                                                                              20         (40)        (25)

Other Recognised Revenues and Expenses for the year
   Movement in Currency Translation Reserve
     Parent Shareholders' Interest                                                            (8)         (3)         (6)
     Minority Interest                                                                        (1)
----------------------------------------------------------------------------------------------------------------------------
   Total Recognised Revenues and Expenses for the year                                        11         (43)        (31)

   (Disposal)/Acquisition of Minority Interest                                               (19)          6           6
   Capital Return - Parent Shareholders' Interest                                                       (349)
   Dividends - Minority Interest                                                                          (1)
----------------------------------------------------------------------------------------------------------------------------
   Movements in Equity for the year                                                           (8)       (387)        (25)
----------------------------------------------------------------------------------------------------------------------------

Total Group Equity at the beginning of the year, comprising
     Parent Shareholders' Interest                                                           470         864         864
     Minority Interest                                                                        28          21          21
----------------------------------------------------------------------------------------------------------------------------
                                                                                             498         885         885
----------------------------------------------------------------------------------------------------------------------------
Total Group Equity at the end of the year, comprising
     Parent Shareholders' Interest                                                           479         470         832
     Minority Interest                                                                        11          28          28
----------------------------------------------------------------------------------------------------------------------------
                                                                                             490         498         860
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Tenon Limited and Subsidiaries
Statement of Financial Position (unaudited)


                                                   Dec 2004  June 2004   Dec 2003
                                                       NZ$m       NZ$m       NZ$m
ASSETS
Current Assets:
   Cash and Liquid Deposits                             214        141
   Stocks                                                92         83         71
   Debtors                                               70         82         43
   Current Assets - Discontinued Operations              10        133         62
----------------------------------------------------------------------------------
Total Current Assets                                    386        439        176
Term Assets:
   Fixed Assets                                         118        116        114
   Investments                                           26         34         29
   Goodwill                                              11         12         12
   Deferred Taxation Asset                               22         22         (3)
   Term Assets - Discontinued Operations                                      750
----------------------------------------------------------------------------------

Total Group Assets                                      563        623      1,078
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------


LIABILITIES AND GROUP EQUITY
Liabilities
Current Liabilities:
   Creditors                                             55         73         46
   Provision for Current Taxation                         1          1          1
   Current Liabilities - Discontinued Operations          3         17         30
----------------------------------------------------------------------------------

Total Current Liabilities                                59         91         77
Term Liabilities:
   Term Debt                                             14         34         35
   Term Liabilities - Discontinued Operations                                 106
----------------------------------------------------------------------------------
Total Group Liabilities                                  73        125        218
----------------------------------------------------------------------------------

Group Equity
----------------------------------------------------------------------------------
Group Equity                                            479        470        832
Minority Equity                                          11         28         28
----------------------------------------------------------------------------------
Total Group Equity                                      490        498        860
----------------------------------------------------------------------------------
Total Group Liabilities and Equity                      563        623      1,078
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Tenon Limited and Subsidiaries
Statement of Cash Flows (unaudited)

                                                                            Six         Year        Six
                                                                         Months        Ended     Months
                                                                       Dec 2004    June 2004   Dec 2003
                                                                           NZ$m         NZ$m       NZ$m
--------------------------------------------------------------------------------------------------------
Total Provided                                                              371          557        202
Total Applied                                                               367          537        193
--------------------------------------------------------------------------------------------------------
Net Cash from/(to) Operating Activities                                       4           20          9
     Sale of Investments                                                      9
     Purchase of Fixed Assets                                               (10)         (12)        (5)
     Purchase of Investments                                                              (1)
     Purchase of Subsidiary                                                              (17)       (17)
--------------------------------------------------------------------------------------------------------
Net Cash to Investing Activities                                             (1)         (30)       (22)
Net Debt (Settlements)/Drawdowns                                            (18)         (94)        13
   Capital Return Paid to Shareholders                                                  (349)
--------------------------------------------------------------------------------------------------------
Net Cash (to)/from Financing Activities                                     (18)        (443)        13
Net Cash from/(to) Discontinued Operations                                   90          549        (29)
--------------------------------------------------------------------------------------------------------
Net Movement in Cash Held                                                    75           96        (29)
Add Opening Cash and Liquid Deposits
        - Continuing Operations                                             141
        - Discontinued Operations                                                         47         47
Effect of Exchange Rate Changes on Net Cash
        - Continuing Operations                                              (2)          (1)
        - Discontinued Operations                                                         (1)        (2)
--------------------------------------------------------------------------------------------------------
Closing Cash and Liquid Deposits - Discontinued Operations                                           16
Closing Cash and Liquid Deposits - Continuing Operations                    214          141
--------------------------------------------------------------------------------------------------------

Tenon Limited and Subsidiaries
Reconciliation of Net Earnings to Net Cash from Operating Activities
(unaudited)

                                                                       Six       Year       Six
                                                                    Months        End    Months
                                                                  Dec 2004  June 2004  Dec 2003
                                                                      NZ$m       NZ$m      NZ$m
Cash was Provided from:
Net Earnings from Continuing Operations                                 17         32        20
Adjustment for Items not involving Cash:
     Depreciation, Amortisation and Provisions                           8          7        (1)
     Taxation                                                            1          1         2
     Minority Interest                                                   3          3         1
     Equity Earnings                                                    (4)        (8)       (5)
--------------------------------------------------------------------------------------------------
Cash Flow from Operations before Net Working
   Capital Movements                                                    25         35        17
Net Working Capital Movements                                          (21)       (15)       (8)
--------------------------------------------------------------------------------------------------
Net Cash from Operating Activities                                       4         20         9
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

Notes to the Condensed Financial Statements

1. These interim Financial Statements have been prepared in accordance with FRS 24 "Interim Financial Statements". The statements should be read in conjunction with the 2004 Annual Report of Tenon Limited. The accounting policies used in these Financial Statements are consistent with those used in the previously published Annual Report.

2. Operating revenues includes Equity Earnings from Associate Companies of $8 million (June 2004: $15 million, December 2003: $8 million), including dividends received of $4 million (June 2004: $7 million, December 2003: $3 million), and interest of $6 million (June 2004: $4 million, December 2003: $1million). On 1 November 2003, Tenon increased its stake in The Empire Company from 33% to 67%. From this date the financial results of The Empire Company are fully consolidated.

3.    Unusual Items

                                               Six Months Year Ended  Six Months
                                                      Dec       June         Dec
                                                     2004       2004        2003
                                                     NZ$m       NZ$m        NZ$m

    Costs associated with partial takeover             --        (2)          --
                                               ---------------------------------


4. Interest expense for the year ended June 2004 includes a $2 million mark to market gain on interest rate swaps (December 2003: $2 million cost).

5. The net cash from Discontinued Operations of $90 million comprises $97 million for the sale of forestry rights, $24 million for the sale of forest land and $2 million forestry debtor receipts, partially offset by the payment of $14 million to creditors and $19 million for the purchase of the Tarawera Forests Limited minority equity from Maori Investments Limited and The Crown.

6. On 22 December 2004, the company entered into a conditional agreement to sell the Structural Consumer Solutions business to Carter Holt Harvey Limited, for $165 million plus working capital movements, all payable in cash. The effect of this conditional agreement has not been recognised in these interim financial statements.

Segmental Information Summary

December 2004                                                      Structural Appearance     Support (1)    Other (2)    Tenon
   Six months to                                                         NZ$m       NZ$m            NZ$m         NZ$m     NZ$m
---------------------------------------------------------------------------------------------------------------------------------
Operating Revenue                                                         154        207               6                   367
---------------------------------------------------------------------------------------------------------------------------------
Earnings before Interest, Taxation, Depreciation,
   Amortisation and Unusual Items                                          11         27                           (2)      36
Depreciation and Amortisation                                              (4)        (3)             (1)                   (8)
---------------------------------------------------------------------------------------------------------------------------------
Operating Earnings before Unusual Items                                     7         24              (1)          (2)      28
---------------------------------------------------------------------------------------------------------------------------------
Unusual Items                                                                                                                -
                                                                                                                       ----------
Operating Earnings                                                                                                          28
                                                                                                                       ----------

June 2004                                                        Structural   Appearance     Support (3)    Other (2)    Tenon
   Six months to                                                       NZ$m         NZ$m            NZ$m         NZ$m     NZ$m
---------------------------------------------------------------------------------------------------------------------------------
Operating Revenue                                                       143          199               2                   344
---------------------------------------------------------------------------------------------------------------------------------
Earnings before Interest, Taxation, Depreciation,
   and Unusual Items                                                      8           24              (3)           3       32
Depreciation                                                             (3)          (3)             (1)                   (7)
---------------------------------------------------------------------------------------------------------------------------------
Operating Earnings before Unusual Items                                   5           21              (4)           3       25
---------------------------------------------------------------------------------------------------------------------------------
Unusual Items                                                                                                               (2)
                                                                                                                       ----------
Operating Earnings                                                                                                          23
                                                                                                                       ----------

December 2003                                                     Structural  Appearance      Support (4)    Other (2)   Tenon
   Six months to                                                        NZ$m        NZ$m             NZ$m        NZ$m     NZ$m
---------------------------------------------------------------------------------------------------------------------------------
Operating Revenue                                                        108         104                                   212
---------------------------------------------------------------------------------------------------------------------------------
Earnings before Interest, Taxation, Depreciation,
   and Unusual Items                                                      13          13                            6       32
Depreciation                                                              (4)         (3)                                   (7)
---------------------------------------------------------------------------------------------------------------------------------
Operating Earnings before Unusual Items                                    9          10                            6       25
---------------------------------------------------------------------------------------------------------------------------------
Unusual Items                                                                                                                -
                                                                                                                       ----------
Operating Earnings                                                                                                          25
                                                                                                                       ----------

(1) Relates to interest income on cash ($6 million) and included within operating expenses are overheads of $7 million.

(2) Relates to realised foreign exchange losses of $2 million December 2004 (June 2004: $3 million, December 2003: $6 million) not attributed to a specific business segment.

(3) Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments were included in the Forests and Supply segment and included in discontinued operations. Includes interest income on cash ($2 million), also included within the operating expenses from continuing operations are overheads of $6 million for June 2004 (being support costs post the forest assets sale). Support costs on an annualised basis are estimated at $15 million.

(4) Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments were included in the Forests and Supply segment and included in discontinued operations.